Mail Stop 0510

      April 29, 2005


via U.S. mail and facsimile

Robert L. Lee
President and Director
Empyrean Holdings, Inc.
2537 S.Gessner, Suite 114
Houston, Texas 77063

	RE: Form 10-KSB for the fiscal year ended December 31, 2004
                   File No. 0-30118

Dear Mr. Lee:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Item 1. Description of Business
Controls and Procedures

1. Your controls and procedures section should be presented in Item
8A. In addition, under Item 307 of Regulation S-B you are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In addition, disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Finally, Item 308(c) of
Regulation S-B requires you to disclose whether there have been any changes in your internal controls and procedures during the most recent quarter, rather than subsequent to the end of the period. Please amend your December 31, 2004 Form 10-KSB to include the Item
8A disclosures and include current certifications prepared in the manner described in Items 601(b)(31) and (32) of Regulation S-B. Please ensure that these certifications are signed by both your principal executive officer and your principal financial officer and that you clearly indicate in the person`s title below the signature line for each certification which person holds each position. Please be sure to refile the entire Form, when you file the amendment. See also SEC Release No. 33-8238, which was effective August 14, 2003.

FORM 8-K FILED APRIL 13, 2005

Item 2.01 Completion of Acquisition or Disposition of Assets

2. You indicate under Item 1 of your Form 10-KSB for the year ended
December 31, 2004 that Empyrean Holdings has no ongoing business operations. Thus, it appears Empyrean Holdings is a public shell company. You indicate in your Form 8-K that you issued 200 million shares of Empyrean`s common stock to Tradewinds International, a private company that is active in the real estate consulting business. The 200 million shares you issued represent substantially more shares than the 49 million you had outstanding as of December 31, 2004. Please tell us how you determined that you did not need to file a Form 8-K12G3 - Successor issuer notification under Section 12g3. This type of a Form 8-K is commonly called a "backdoor" registration statement. See the "Blank Check" Companies section on page 44 of the Current Issues and Rulemaking Projects in the Division of Corporation Finance dated November 14, 2000, which is available on our website, www.sec.gov for more information. Please file the Form
8-K12G3 right away if you determine that it should have been filed.



*    *    *    *



      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or, in his absence, to the undersigned at (202) 942-1774.


    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Robert L. Lee
April 29, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE